Syneron Announces $6 Million Private Label Deal With American Laser Centers

Company Solidifies Long Term Relationship With Largest U.S. Physician-Supervised Aesthetic Clinic Chain; American Laser Centers Have Treated More Than 100,000 Patients Using elos Equipment Over Last 4 Years

YOKNEAM, ISRAEL and TORONTO -- 08/14/2006 -- Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, today announced that Syneron has received a $6 million order from American Laser Centers, the national laser hair removal, skin rejuvenation and cellulite reduction therapy company, as the first part of a multi-year agreement for deployment of Syneron eLight™ and eLaser™ devices in its clinics throughout the U.S.

The new equipment was designed by Syneron adhering to the specifications of American Laser Centers and according to protocols which American Laser Centers have developed for their clients during four years of experience with Syneron's elos-based systems on more than 100,000 patients. The equipment will be produced by Syneron under American Laser Centers' label. The new eLight™ Systems (branded under the name AmeriLight™) and eLaser™ Systems (branded under the name AmeriLase™) will replace all skin rejuvenation and hair removal equipment currently being used in American Laser Centers' clinics. The replacement of American Laser Centers' current equipment aims to establish uniformity of protocols and clinical results in American Laser Centers' more than 120 clinics across the United States.

Rich Morgan, president, American Laser Centers, said, "After thorough assessment, we selected Syneron's eLight and eLaser platforms based on clinical trials across several competing devices. Our decision was based on the very high efficacy rates, consistent results, safety profile, and unmatched customer support of the Syneron equipment. We have been particularly impressed with eLight's ReFirme™ application for skin tightening and the treatment of wrinkles, which was dramatically faster than any other treatment on the market and, more importantly, exceeds patient expectations."

"This multi-year private label agreement with American Laser Centers confirms their support for Syneron Medical and our elos technology," said David Schlachet, Syneron CEO. "In addition to the $6 million agreement, which we expect to fulfill completely by the end of 2006, American Laser Centers has also issued a 'blanket order' for 2007 based upon their growth projections. These agreements are the beginning of a multi-year commitment expected to create significant additional business in 2007 and beyond."

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world including North American Headquarters in Canada and European Headquarters in Germany, which provide sales, service and support. Additional information can be found at www.syneron.com.

About American Laser Centers

Headquartered in Farmington Hills, Mich., American Laser Centers is the largest and most successful laser hair removal, skin rejuvenation, and cellulite reduction therapy company in the United States. American Laser Centers offers clients laser hair removal, skin rejuvenation, and cellulite reduction therapy using state-of-the-art technology under a doctor-supervised regimen. American Laser Centers is proud to offer the industry's only written two-year guarantee for laser hair removal.

The company also offers the AmeriPure line of skincare products. Designed for all skin types, the AmeriPure products are specially formulated to maximize treatment outcomes after laser hair removal. Information on American Laser Centers is available by calling 877-252-8922 or on the Web at www.americanlaser.com.

Syneron, the Syneron logo, elos, eLight, eLaser and ReFirme are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:

David Seligman
CFO
+972-54-772-6229
email: cfo@syneron.com

Judith Kleinman
VP Investor Relations
+972-4-909-6282
email: ir@syneron.com

Nick Laudico
The Ruth Group
(646) 536-7030
email nlaudico@theruthgroup.com

Elin Spahr
Airfoil Public Relations for American Laser Centers
(248) 304-1412
email spahr@airfoilpr.com